China United Insurance Service, Inc.

7F, No. 311 Section 3

Nan-King East Road

Tapei City, Tawain

March 6, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	China United Insurance Service, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 30, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 12, 2013
File No. 000-54884

Dear Mr. Rosenberg:

On February 21, 2014, China United Insurance Service, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated February 20, 2014 (the “Letter”). The Company hereby requests an extension of the due date of the Company’s response to the Letter to March 20, 2014.

An extension is necessary due to the need for the Company to obtain and compile additional financial information and coordinate a response with its advisors, staff and former auditors, which is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or Ryan J. Nail of the Nail Law Group, at (415) 488-5581.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

cc:	Ryan J. Nail
The Nail Law Group